BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

BUSINESS PHONE: 7275192000

MAIL ADDRESS:

STREET 1: 14255 49TH STREET NORTH, BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

COMPANY DATA:

COMPANY CONFORMED NAME: WILLIAM P FOLEY II

CENTRAL INDEX KEY: 0000903213

STANDARD INDUSTRIAL CLASSIFICATION:

RELATIONSHIP: DIRECTOR

FILING VALUES:

FORM TYPE: 4

BUSINESS ADDRESS:

STREET 1: FIDELITY NATIONAL FINANCIAL

STREET 2: 4050 CALLE REAL

CITY: SANTA BARBARA

STATE: CA

ZIP: 93110

MAIL ADDRESS:

STREET 1: 4181 CRESCIENTE DRIVE

STREET 2:

CITY: SANTA BARBARA

STATE: CA

ZIP: 93110

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Non-Derivative Security	Transaction Date	Transaction Code	Security Amount	Securities Acquired/ Disposed (A/D)	Securities Price	Amount Beneficially Owned at End of the Year	Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
Title of Derivative Security	Conversion or Exercise Price	Transaction Date
Transaction Code
				Securities Acquired/Disposed	Date Exercisable	Expiration Date	Title	Number of Shares
Price of Security

Number Beneficially Owned EOY
										Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership
Stock Options (Right to Buy)	$3.7344	01/02/01	A	A	01/02/01	01/02/11	C	1,667	235,424	D

Explanation of Responses: